Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

August 27, 2015

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated August 26, 2015 regarding

Registration Statement on Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated August 26, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Amendment compared against the Registration Statement filed on August 18, 2014 for your review.

Placement, page 102

1.	We note your revised disclosure in response to our prior comment 1 that Halcyon Cabot Partners “may be deemed” to be an underwriter. Please revise your disclosure to state that Halcyon Cabot Partners is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

We have revised the Registration Statement to disclose that the placement agent, Halcyon Cabot Partners, is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The disclosure appears on page 102 and reads as follows:

Ms. Susan Block, Assistant Director

August 27, 2015

The placement agent is an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by it while acting as principal are underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent is required to comply with the requirements of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Thank you in advance for your assistance in reviewing this response and the Fourth Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer